Filed Pursuant To Rule 433

Registration No. 333-180974

April 18, 2013

Gold ETFs Shine in Midst of Tumult

Posted on wsj.com April 17, 2013

Updated April 17, 2013, 6:24 p.m. ET

By CHRIS DIETERICH

Exchange-traded funds tracking gold were put to the test by the turmoil in precious-metals markets over the past week, but traders said they weathered the storm with only slight signs of stress.

The biggest gold ETF, the SPDR Gold Trust, GLD +0.58% saw investors yank more than $1 billion out of the fund Friday, as gold prices fell 4%, and $188 million on Monday, according to research firm IndexUniverse. That heavy selling likely accelerated the decline in gold prices, traders said. Investors continued to pull out of the ETF on Tuesday, with outflows of $563 million.

But market participants said the key metrics of how the $51 billion ETF performed—how closely it tracked gold prices and the ease that traders could buy and sell—didn’t show signs of significant strain.

“In one of the most volatile days in decades, gold ETFs acquitted themselves admirably,” said Samuel Lee, an ETF analyst at Morningstar. Given the scope of gold’s declines, nearly $204 a troy ounce over the course of Friday and Monday, “the market worked as well as you could have expected it to.”

As ETFs have exploded in popularity, they also have become the source of concern that the structure distorts prices or would break under the strain of investors bailing out en masse. That was especially the case in commodities markets, where selling by index-tracking ETFs would be instantly visible to traders, unlike harder to spot sales of bullion.

“It did what it says on the tin,” said Jason Toussaint, chief executive of World Gold Trust Services, which is the sponsor of SPDR Gold Trust. “Irrespective of where the price is going—up, down or sideways—it should track [gold] very well.”

State Street Global Advisors, the ETF’s sales agent, declined to comment.

Similar funds like the iShares Gold Trust, IAU +0.67% the second-largest gold ETF, also traded efficiently, traders said.

ETFs, which trade as stocks on an exchange, have proved wildly popular as a means to buy and sell gold far more easily than in the past, when the only options were to invest in gold bars or futures contracts.

The SPDR gold ETF, known by its ticker symbol GLD, had increased to $72 billion at the end of last year since its founding in 2004. This year, investors have pulled $21 billion out of the fund.

Friday posed perhaps the fund’s biggest test as gold suffered its sharpest two-day swoon in three decades.

But traders said a deep market for trading the ETF’s shares, which saw record volume of more than 90 million shares Monday, worked to its advantage.

The bid-ask spread, the difference between the highest price a buyer is willing to pay and the lowest price a seller is willing to accept, tends to trade at one penny. On Friday, that spread widened to as much as three cents, said S&P Capital IQ. But given that in times of stress spreads tend to widen, that move wasn’t out of line, traders said.

“Nothing traded in an odd way,” said Martin Kremenstein, head of passive investments, Americas, at Deutsche Bank DBK.XE +0.26% AG. “Spreads didn’t blow out, and that tells you that the market is liquid and investors could get in and out of their positions easily.”

Another closely watched metric is how closely ETFs track their underlying investments. By one measure, the news wasn’t great. SPDR Gold Trust closed 3% below the ETF’s net asset value, the total value of the fund’s holdings, according to data from State Street. But traders said the ETF’s closing reading can be distorted by a one-hour gap between the closing prices for gold and the ETF’s final price.

To traders, a more accurate reflection is how well it tracked gold over the course of the trading day. On that basis, there was only a small gap.

On Friday and Monday, the market price of the ETF held almost entirely in a band of 0.1% above and below its intraday net asset value, according to Credit Suisse CSGN.VX -1.75% Trading Strategy.

“Typically, you don’t see [SPDR Gold Trust] move quite as much as it did, but for the most part it tracked [gold] fairly closely,” said Victor Lin, director in trading strategy at Credit Suisse. “It’s a reflection of how liquid and efficient this particular ETF is.”

On Wednesday, SPDR Gold Trust rose less than 0.1%, to $132.87.

Write to Chris Dieterich at chris.dieterich@dowjones.com

A version of this article appeared April 18, 2013, on page C4 in the U.S. edition of The Wall Street Journal, with the headline: Gold ETFs Pass the Test in Tumult.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.